Exhibit 99.1

Hi everyone,

My name is Michael Jerch, and I am a specialist on the Masterworks acquisitions team.

Our latest offering is a painting by Zao Wou-Ki that belongs to the artist’s “Infinity Period.”

Paintings by Zao Wou-Ki have achieved strong prices at auction in recent years. In 2021, Zao Wou-Ki ranked 11th among all artists, with an auction turnover totalling $171 million. Further, all of the artist’s top ten auction records have been achieved since January 2017.

To provide investment quality works by the artist, our acquisitions team has reviewed over 130 examples of Zao Wou Ki’s work from around the world, some of which are priced in excess of $10 million. Of these works, this is the fourth painting we have selected to be offered on the Masterworks platform.

As of August 2022, large-scale “Infinity” paintings executed in the 1980s account for two of Zao Wou-Ki’s top ten auction records. These include “Juin-Octobre 1985,” which holds the artist’s top auction record at the equivalent of $65 million on September 30, 2018 at Sotheby’s Hong Kong and “Triptyque 1987-1988,” which sold for the equivalent of $22.5 million on May 25, 2019 at Christie’s Hong Kong.

Completed between 1981 and 1982, the current offering by Zao Wou-Ki is entitled, “x0x9x.x0x2x.x8x1x x/x x1x5x.x0x2x.x8x2x.”

Examples from the “Infinity Period” that are comparable in composition to the Painting have achieved prices in excess of $2 million at auction, including: “29.02.88,” which is larger than the Painting and sold for the equivalent of $6.5 million on July 8, 2020 at Sotheby’s Hong Kong and “17.12.82,” which is the same size as the Painting and sold for the equivalent of $2 million on May 25, 2021 at Christie’s Hong Kong.

Between October 1991 and April 2022, auction sales of works by Zao Wou-Ki similar to our Offering have increased at an estimated annualized appreciation rate of 16.2%.